82-5769

03 FEB 13 AM 7:21

UFJ Holdings, Inc

03003825

SUPPL

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	February 14, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	4 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dw 2/19

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 14, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

February 14, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

"Execution of Corporate Separation and Investors' Agreement with Merrill Lynch"

Today, the Board of UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc., has approved a resolution on corporate separation to accelerate the disposal of problem loans and the enhancement of equity capital. As announced on December 25, 2002, the succeeding company in this corporate separation will accept an investment of ¥120 billion preferred equity from US financial group Merrill Lynch ("Merrill Lynch"). UFJ Bank has also reached an Investors' Agreement with Merrill Lynch today.

1. **Corporate Separation**

UFJ Bank will be effecting the corporate separation on March 24, 2003, between the UFJ Separation Preparation Co., Ltd. (the "Subsidiary") and UFJ Bank, with form of a simple spin-off, subject to approval by the authority. UFJ Bank will assign problem loans (mainly Special Mention or below) to the Subsidiary, and the Subsidiary will accept assignment of the problem loans and will assume their administration. The total principal value of loans to be separated (the "Loans for Separation") is approximately ¥800 billion (approximately ¥350 billion after partial direct write-off). The corporate separation focuses on the unity as "Loan Management Business", and a part of an existing business of the UFJ Bank becoming the subject business for the corporate separation. In order for the Subsidiary to play a key role for the revitalization of borrowers and disposal of problem loans, the Subsidiary will also manage problem loans not subject to the corporate separation by utilizing another scheme such as risk participation etc. As a result, the total face value of loans under management by the Subsidiary is going to be approximately ¥1,400 billion (approximately ¥900 billion after partial direct write-off).

2. **Overview of the Subsidiary**

Corporate Name:	UFJ Separation Preparation Co., Ltd. (planned name change to UFJ Strategic Partner Co., Ltd. on March 24)
Capital:	¥10 million (planned to be ¥60 billion after issuance of preferred stock to Merrill Lynch)
Ownership:	UFJ Bank 100% of common stock
Location:	1-1-1 Otemachi, Chiyoda-ku, Tokyo

3. **Equity Participation by Merrill Lynch**

By the end of the current business year, the Subsidiary will raise ¥120 billion of equity capital from Merrill Lynch through the issuance of preferred stock. The Subsidiary remains a wholly-owned consolidated subsidiary of UFJ Bank, even after the equity participation by Merrill Lynch. (The preferred stock has no conversion right to common stock of UFJ Holdings)

As an incentive to increase the economic value of the Subsidiary, Merrill Lynch will also be granted a limited number of stock options to acquire additional preferred stock. As a result, UFJ Bank and Merrill Lynch will cooperate to maximize the value of the Subsidiary. Through this Initiative, the Subsidiary is expected to operate with a high level of economic transparency. The value of the stock options is directly related to the value of the Subsidiary – that is, the stock options will only increase in value if and to the extent the Subsidiary increases in value. The Merrill Lynch stock options will cost UFJ Bank, if calculated over 5 years, approximately 0% to 4% of issued amount of preferred stock (after tax basis). There is no additional economic return, except such stock options.

Capital injected by Merrill Lynch is recognized as Tier 1 capital of UFJ Bank on a consolidated basis and contributes to financial stability of the UFJ Group.

4. **Management Structure of Subsidiary**

The Subsidiary will consider providing the borrowers with the opportunity to revitalize, where appropriate, however, if providing such opportunity to revitalize is not appropriate or is problematic, the Subsidiary will take the most rational actions necessary to secure the value of loans. Separation of the problem loans to the Subsidiary and Merrill Lynch's equity participation in the Subsidiary are intended to facilitate the handling of the UFJ Group's problem loans, with use of external expertise and exercising of corporate governance.

The Subsidiary will accept approximately 10 staff members from Merrill Lynch. The Subsidiary will have six directors, appointed evenly by UFJ Bank and Merrill Lynch. UFJ Bank will provide Representative Chairman and Merrill Lynch will provide Representative President (CEO).

An Advisory Board will also be established to reflect opinions of outside experts and to ensure transparency in handling problem loans.